Contango Oil & Gas Company

(Commission File No. 001-16317)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Contango Oil & Gas Company

Commission File No.: 001-16317

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Contango has entered into an agreement to combine with Independence Energy, a diversified, well-capitalized upstream oil and gas business owned and managed by KKR’s Energy Real Assets team.

Together, Contango and Independence will create a premier U.S. independent oil and gas company that will be positioned as a leading consolidator with increased scale, improved access to capital, low leverage and a successful, proven management team.

The transaction also brings together two companies with proven track records of performance, industry-acknowledged safety and service quality, and a shared commitment to sustainability and ESG leadership.

Following the close of the transaction late in the third quarter or early in the fourth quarter of 2021, we look forward to beginning an exciting new chapter for Contango as part of a larger, stronger and more diversified company.

Read more about this announcement at https://ir.contango.com/news-releases/news-release-details/independence-energy-combine-contango-all-stock-merger-create.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger (the “Proposed Merger”). The Proposed Merger will be submitted to the stockholders of Contango Oil & Gas Company, a Texas corporation (the “Company”), for their consideration. In connection with the Proposed Merger, the Company and IE PubCo Inc., a Delaware corporation (“New PubCo”) intend to file (1) a preliminary proxy statement/prospectus (the “Proxy Statement/Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Company Stockholder Approval (as defined in the Transaction Agreement) and (2) a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Proxy Statement/Prospectus will be included as a prospectus. New PubCo and the Company also intend to file other relevant documents with the SEC regarding the Proposed Merger. After the Form S-4 is declared effective by the SEC, the definitive Proxy Statement/Prospectus will be mailed to the Company’s stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge by directing a request to the Company’s Investor Relations Department at investorrelations@contango.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and certain of its executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Proposed Merger. Information regarding the Company’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, filed with the SEC on April 30, 2021 and in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the Proposed Merger to be filed with the SEC when they become available. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement about Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations. The words and phrases “should”, “could”, “may”, “will”, “believe”, “plan”, “intend”, “expect”, “potential”, “possible”, “anticipate”, “estimate”, “forecast”, “view”, “efforts”, “goal” and similar expressions identify forward-looking statements and express our expectations about future events. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Consequently, actual future results could differ materially from our expectations due to a number of factors, including, but not limited to:

• the risk that the business of the combined company will not be integrated successfully;

• the risk that the cost savings, synergies and growth from the Proposed Merger may not be fully realized or may take longer to realize than expected;

• the diversion of management time on transaction-related issues;

• the effect of future regulatory or legislative actions on the companies or the industries in which they operate;

• the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect;

• the risk that a condition to closing of the Proposed Merger may not be satisfied;

• the length of time necessary to consummate the Proposed Merger, which may be longer than anticipated for various reasons;

• the potential impact of the announcement or consummation of the Proposed Merger on relationships with customers, suppliers, competitors, management and other employees;

• the effect of this communication of the Proposed Merger on our stock price;

• the ability to hire and retain key personnel;

• reliance on and integration of information technology systems;

• the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;

• volatility and significant declines in oil, natural gas and natural gas liquids prices, including regional differentials;

• any reduction in our borrowing base from time to time and our ability to repay any excess borrowings as a result of such reduction;

• the impact of the COVID-19 pandemic, including reduced demand for oil and natural gas, economic slowdown, governmental and societal actions taken in response to the COVID-19 pandemic, stay-at-home orders, and interruptions to our operations;

• our ability to execute our corporate strategy of offering a “fee for service” property management service for oil and natural gas companies;

• the impact of the climate change initiative by President Biden’s administration and Congress, including the January 2021 executive order imposing a moratorium on new oil and natural gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices;

• our financial position;

• the potential impact of our derivative instruments;

• our business strategy, including our ability to successfully execute on our consolidation strategy or make any desired changes in our strategy from time to time;

• meeting our forecasts and budgets, including our 2021 capital expenditure budget;

• expectations regarding oil and natural gas markets in the United States and our realized prices;

• the ability of the members of the Organization of Petroleum Exporting Countries and other oil exporting nations to agree to, adhere to and maintain oil price and production controls;

• outbreaks and pandemics, even outside our areas of operation, including COVID-19;

• operational constraints, start-up delays and production shut-ins at both operated and non-operated production platforms, pipelines and natural gas processing facilities;

• our ability to successfully develop our undeveloped acreage in the Permian Basin and Midcontinent region, and realize the benefits associated therewith;

• increased costs and risks associated with our exploration and development in the Gulf of Mexico or the Permian Basin;

• the risks associated with acting as operator of deep high pressure and high temperature wells, including well blowouts and explosions, onshore and offshore;

• the risks associated with exploration, including cost overruns and the drilling of non-economic wells or dry holes, especially in prospects in which we have made a large capital commitment relative to the size of our capitalization structure;

• the timing and successful drilling and completion of oil and natural gas wells;

• the concentration of drilling in the Permian Basin, including lower than expected production attributable to down spacing of wells;

• our ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fund our operations, satisfy our obligations, fund our drilling program and support our acquisition efforts;

• the cost and availability of rigs and other materials, services and operating equipment;

• timely and full receipt of sale proceeds from the sale of our production;

• our ability to find, acquire, market, develop and produce new oil and natural gas properties;

• the conditions of the capital markets and our ability to access debt and equity capital markets or other non-bank sources of financing, and actions by current and potential sources of capital, including lenders;

• interest rate volatility;

• our ability to complete strategic dispositions or acquisitions of assets or businesses and realize the benefits of such dispositions or acquisitions;

• uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

• the need to take impairments on our properties due to lower commodity prices or other changes in the values of our assets, which results in a non-cash charge to earnings;

• the ability to post additional collateral for current bonds or comply with new supplemental bonding requirements imposed by the Bureau of Ocean Energy Management;

• operating hazards attendant to the oil and natural gas business including weather, environmental risks, accidental spills, blowouts and pipeline ruptures, and other risks;

• downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

• potential mechanical failure or under-performance of significant wells, production facilities, processing plants or pipeline mishaps;

• actions or inactions of third-party operators of our properties;

• actions or inactions of third-party operators of pipelines or processing facilities;

• the ability to retain key members of senior management and key technical employees and to find and retain skilled personnel;

• strength and financial resources of competitors;

• federal and state legislative and regulatory developments and approvals (including additional taxes and changes in environmental regulations);

• the uncertain impact of supply of and demand for oil, natural gas and natural gas liquids;

• our ability to obtain goods and services critical to the operation of our properties;

• worldwide and United States economic conditions;

• the ability to construct and operate infrastructure, including pipeline and production facilities;

• the continued compliance by us with various pipeline and gas processing plant specifications for the gas and condensate produced by us;

• operating costs, production rates and ultimate reserve recoveries of our oil and natural gas discoveries;

• expanded rigorous monitoring and testing requirements;

• the ability to obtain adequate insurance coverage on commercially reasonable terms; and

• the limited trading volume of our common stock and general market volatility.

Many of these risks, uncertainties and assumptions are beyond the Company’s or New PubCo’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that our earnings per share for the current or any future financial years or those of the combined company will necessarily match or exceed our historical published earnings per share. We do not give any assurance (1) that we will achieve our expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Merger or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning the Company, New PubCo, the Proposed Merger, the combined company or other matters and attributable to the Company or any person acting on its respective behalf are expressly qualified in their entirety by the cautionary statements above. We assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.